SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A.

Appraisal of shareholders' equity at market value

Confidential

June 2004

This document must not be distributed to third parties

KPMG Corporate Finance Ltda.

Mail address Caixa Postal 2888 20001-970 Rio de Janeiro, RJ Brazil	Office address Av. Almirante Barroso, 52 - 17º 20031-000 Rio de Janeiro, RJ Brazil	Central tel 55 (21) 3231-9400 Fax National 55 (21) 2544-1338 www.kpmg.com.br

Confidential

To the Board of Directors of

Tele Centro Oeste Celular Participações S.A.

June 10, 2004

Attention: Mr. Luis André C. Blanco

Dear Sirs:

Tele Centro Oeste Celular Participações S.A. Appraisal Report

Under the terms of our contract for the provision of KPMG's professional services dated March 29, 2004, we have appraised the shareholders' equity of Tele Centro Oeste Celular Participações S.A. at market value, according to the attached report.

We consider that the delivery of this report totally completes the services that were the object of the abovementioned contract.

We remain grateful for the opportunity of being of service to you in this matter.

Sincerely,

André Castello Branco Partner	Luis Augusto Motta Director

Contents

1.      Abbreviations

2.     Introduction

3.     Objective

4.     Sources of Information

5.     Subsequent Events

6.     Methodology and Scope

7.     Parameters adopted for the adjustment of assets liable for appraisal at market value

8.     Conclusion

Attachment I - Calculation of the market value of the Shareholder's Equity of Tele Centro Oeste Celular Participações S.A.

Abbreviations

TCO or Company	Tele Centro Oeste Celular Participações S.A.
TCP	Telesp Celular Participações S.A.
TCO and Controlled Corporations	Tele Centro Oeste Celular Participações S.A.; Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A.; Norte Brasil Telecom S.A., and TCO IP
TCO IP	TCO IP S.A.
Bacen	Central Bank of Brazil
CDI	Interbank Certificate of Deposit
ICMS	Tax levied on the Circulation of Goods and Services
PIS	Social Integration Plan
Cofins	Contribuição para Financiamento da Seguridade Social (Social Contribution)
Consult	Consult Soluções Patrimoniais
DTT	Deloitte Touche e Tohmatsu

1 Introduction

1.1 TCO is a public capital corporation controlled by TCP (90.79% of the voting capital and 29.70% of the total capital).

1.2 The company controls Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A.; Norte Brasil Telecom S.A., and TCO IP S.A.

1.3 Below, we present a diagram demonstrating the participation of TCO in the total capital of each of its controlled companies:

1.4 TCO explores services of mobile cellular telephony, including the necessary or useful activities for the execution of such services, in compliance with the authorization it was granted, operating in the area of Distrito Federal and part of Goiás, with an authorization period valid until July 24, 2006.

1.5 According to the relevant fact of May 14, 2004, the Board of TCP, of TCO and controlled corporations approved (with the exception of TCO IP and NBT), a corporate restructuring of TCO and its controlled corporations (with the exception of TCO IP and NBT) which, among other objectives, also approaches the incorporation of shares of such controlled corporations in TCO.

1.6 Due to the incorporation of shares, we were hired to carry out the appraisal of TCO at market value, of its assets, with the purpose of complying with, when applicable, the provisions applicable in the calculation of the relations of substitution of shares anticipated in Article 264 of Law no 6.404, dated December 15, 1976, changed by Law no 9.457, dated May 05, 1997.

2 Objective

2.1 According to the terms of our contract for the provision of professional services dated March 24, 2004, we carried out the independent appraisal at market value of the assets of TCO, with the purpose of complying with, when applicable, the provisions applicable in the calculation of the relations of substitution of shares anticipated in Article 264 of Law no 6.404, dated December 15, 1976, changed by Law no 9.457, dated May 05, 1997.

3 Sources of Information

3.1 The information was collected from the quarterly TCO statement dated March 31, 2004 reviewed by independent auditors and partial balance sheets of the same base date of its controlled companies. Certain adjustments were carried out on the quarterly information based on the auditing of the consolidated statement of TCO done by its independent auditors on base date April 30, 2004, retroactive to March 31, 2004, according to letter dated from DTT to KPMG Corporate Finance.

3.2 The work also was based on interviews with the Administration of TCO, management data, and additional information, written or verbal, provided by the Administration of TCO and on projections of economic indicators available by BACEN1 in its website.

3.3 We also stress that this report is not an audit of the financial statements utilized, nor of any other data contained herein and must not, therefore, be interpreted as such.

1 BACEN Website, www.bacen.gov, in the section Expectativas de mercado.

4 Subsequent Events

 4.1 We emphasize that the appraisal does not reflect any events subsequent to this report's date of issue. In addition, any relevant facts occurring between the appraisal's base date and this document's date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

4.2 Eventual relevant changes of Brazilian macro-economic factors after the base date may also impact the results herein.

4.3 KPMG Corporate Finance was not hired to update this report after its date of issue.

4.4 KPMG Corporate Finance is not aware of any event in TCO's operations until the date of the issuance of this report that may affect the results of this appraisal.

5 Methodology and Scope

5.1 The methodology of adjusted shareholder's equity at market value was applied for calculating the market value of TCO considering, the assets and liabilities recorded in its financial statements dated March 31, 2004.

5.2 The application of the methodology begins with the book value of the accounted assets and liabilities, some of which are require adjustments to reflect their probable realization values. The result of the application of this method may offer an initial starting point for estimating the value of a company, as well as a useful comparison base with the results of other methodologies.

5.3 The methodology and scope of this appraisal intended to value an ongoing corporation. Thus, some costs arising from expenses normally incurred in during the realization of assets or the payment of liabilities (brokerages, commissions, among others), as well as those arising from company bankruptcies or liquidations, such as rescissions, judicial disputes and the hiring of third-parties (lawyers, advisors etc.) were not considered in our calculations.

5.4 In summary, the following procedures were adopted for the application of this methodology:

•         Reading and analysis of TCO's partial balance sheets;

•         Analysis of the assets and liabilities accounts recorded in TCO's asset statement, to identify the items susceptible to adjustments, as well as the calculation of their probable market values;

•         Adjustment of the fixed assets of the Company and of its controlled companies by their respective market values based on the assessment opinion prepared by the specialized engineering company Consult Soluções Patrimoniais;

•         Discussion with TCO's independent auditors on the adjustments they proposed for the Company's financial statements dated March 31, 2004 based on the auditing results auditoria carried out by the auditors on consolidated TCO with base date of April 30, 2004;

•         Application of the equivalent net worth method on the shareholder's equities at market value of the companies controlled by TCO for calculating the value of investments in controlled companies;

•         Calculation of the tax effects (income tax and social contribution) on the increased and reduced values resulting from this assessment; and

•         Calculation of the market value of TCO's shareholders' equity (Attachment I).

5.5 For purposes of change relations, according to the provisions of the current legislation, we did not consider the total over- and under-prices recorded in the investment account maintained in the controlled companies totaling R$ 19,590 thousand (nineteen million, five hundred and ninety thousand reais), the value of the advance payment for a special reserve for overprice in the amount of R$ 13,823 mil (thirteen million, eight hundred and twenty three reais) and of their respective tax credits totaling R$ 4,769 mil (four million, seven hundred and sixty nine reais) of the result of this evaluation.

 5.6 The procedures applied for adjusting the assets susceptible to evaluation at market values are described in Chapter 6 of this report.

5.7 It is worth pointing out that the following items were not the object of out work: the identification and assessment of intangible assets of the Company that were not recorded in the financial statements, nor the identification and quanticizing of liabilities not recorded nor revealed by the Administration of the Company.

6 Parameters adopted for the adjustment of assets liable for appraisal at market value

6.1 Below, we describe the parameters used for calculating the market value of TCO's assets and liabilities. The adjustments carried in the shareholder's equity of the controlled companies, reflected through TCO by means of the investments account, are briefly described in specific reports issued on the same date.

Main adjustments obtained though the discussion of the audit results of consolidated TCO on the base date of April 30, 2004, retroactive to the financial statements of TCO on March 31, 2004

6.2 Based on our discussions with TCO's independent auditors, we were informed through a letter dated May 25, 2004, of the following main adjustments varied out in the asset statement of TCO.

Increase of the Provision for losses due to disputes from clients	(3.448)
Reduction of R$ 388 thousand in other assets	(388)
Actual x Estimated (revenues cycle 38): Increase of R$ 368 thousand in Accounts Receivable	368
Complement of the provision for obsolescence: Reduction of R$ 202 thousand in merchandise inventories	(202)
Reduction of R$ 265 thousand in Accounts Receivable from debt installments	(265)
Difference between estimated and actual revenues: Increase of R$ 2,216 thousand in Accounts Receivable	2.216
PIS and COFINS without estimated revenues adjustments: Reduction of R$ 94 thousand in payable PIS and Cofins	(94)
Increase of R$ 25 thousand in the ICMS account to be paid over the adjustment in revenues	25
Fiscal effects of the above adjustments: Reduction of R$ 608 thousand in the provision of payable income tax	608
Total	(1.180)

Accounts receivable from customers

6.3 Introduction: Comprises amounts to be received for services provided and goods sold by TCO, including billed and unbilled amounts, adjusted in line with "Provisions for Doubtful Accounts".

6.4 Billed Amounts: This account refers to services provided and goods sold by TCO whose invoices had been issued up to the appraisal base date:

 •         Billed telecommunications services - refers to services provided by TCO, whose issued invoices were still unpaid on March 31, 2004, including the sub-account "Payment of Debts in Installments."

•         Network usage rates - refers to the rates charged by TCO for the use of their telephony networks by other telecommunications firms.

 •         Sale of goods - refers to the sale of handsets and cell-phone accessories to TCO's distributors, as well as to its own retail outlets, for selling to final consumers.

6.5 Amounts to be Billed: This account refers to services provided by TCO, whose invoices had not been issued by the appraisal base date.

6.6 Criteria for the Adjustments: Billed Amounts

•         Billed Telecommunication Services - For calculating its market value, we used the historic receivables percentages of TCO, based on management reports provided by TCO' administration and the calculation of the present value of the projected receivables, based on the projected CDI for the period (Source: Bacen)

•         Network usage rates - For calculating its market value, we adopted the following criteria: (i) For the non-disputed amount, considering that the flow of receivable actually occurs totally within the month subsequent to billing, we considered that its market value is equivalent to the book value; (ii) for the disputed amounts, we used a history of receivables, based on a study carried out by TCO's Administration, and the calculation of the present value of these receivables, based on the projected CDI for the period (Source: Bacen)

•         Sale of goods - Considering that all such receivables are totally paid in the month subsequent to their billing, their market value was considered as equal to their book value.

6.7 Criteria for the Adjustments: Values Pending Billing - For the calculation of their market value, we used a criteria identical to those of the billed values based on the historic percentage of receivables of TCO and the calculation of the present value of these receivables, based on projected CDI for the period (Source: Bacen).

6.8 Value of the Adjustment: Reduction of R$ 1,590 thousand (one million, five hundred and ninety thousand reais) in the accounts receivable of TCO.

Recoverable Taxes

Recoverable ICMS

6.9 Criteria for the Adjustments: The recoverable ICMS over purchases of the fixed assets of TCO was discounted on the present value according to its realization periods, based on projected the CDI for the period (Source: Bacen).

6.10 Value of the Adjustment: Reduction of R$ 1,927 thousand (one million, nine hundred and twenty seven thousand reais) in the recoverable taxes account of TCO.

Deferred Income tax and Social Contributions

Tax Credits Referring to Overprice in Acquisitions

6.11 Criteria for the Adjustments: According to our earlier mention, for purposes of exchange relation, the deferred income tax and social contribution values referring to the overprice recorded in the investments account maintained in the companies controlled by TCO were adjusted to reflect the exclusion of the overprice special reserve of the Company's shareholders' equity.

6.12 Value of the Adjustment: Reduction of R$ 6,359 thousand (six million, three hundred and fifty nine thousand reais) in the recoverable taxes account of TCO.

Deferred Taxes - Fiscal Impact on the Adjustments Made - Capital Loss

6.13 Considering that part of the adjustments made to TCO's shareholders' equity would result in a tax-deductible loss, the tax and contribution credits should be considered as a positive factor of these adjustments. This is because the realization of the appraised assets and liabilities would result in a loss that would generate more tax credits for these companies than those to which they are presently entitled.

6.14 Therefore, we identified each adjustment individually and divided them into those corresponding to an expense and those corresponding to revenue and further classified them as operational or non-operating (pursuant to the definition of a non-operating result contained in Law 9.249/95).

6.15 Taking only those adjustments constituting tax-deductible expenses and/or taxable revenues, we obtained a deductible loss that will become a tax-loss carry-forward. Such a loss, when operational in nature, was added to the existing losses, considering the expectations of realization provided by the Company. The present value of this loss was considered as an additional tax credit for this Company.

6.16 As a result, the fiscal impact (tax credits) of the above adjustments was calculated and accounted under "Deferred Income Tax" and Deferred Social Contribution".

6.17 Value of the Adjustment: Based on the current legislation, we identified no adjustments for this item.

Dividends and Interest Payable on Own Capital

 6.18 Criteria for the Adjustments: Discount of the present value according to their periods of realization, based on the projected CDI for the period (Source: Bacen).

 6.19 Value of the Adjustment: Reduction of R$ 8,713 thousand (eight million, seven hundred and thirteen thousand reais) in the dividends account of TCO.

Other Recoverable Values

Advance Payment for the Acquisition of Shares

6.20 Introduction: This account refers to the operation by which TCO acquired from its controlled company the rights to take advantage of the overprice generated by the acquisition.

6.21 Criteria for the Adjustments: For purposes of exchange relations according to provisions in the current legislation, the value of this account was not considered.

6.22 Value of the Adjustment: Reduction of R$ 13,823 thousand (thirteen million, eight hundred and twenty three thousand reais) in the other recoverable values of TCO.

Investments

Participation in Controlled Companies

6.23 Criteria for the Adjustments: The book value balances slated in the net worth do asset statement of the companies controlled by TCO, with the exception of TCO IP, were adjusted to market value using the same criteria adopted for TCO. The recorded value of TCO's participation in these companies was then adjusted based on the equivalent net worth method, taking as bases the market shareholder's equity of its controlled companies.

6.24 We did not identify any relevant adjustments in the accounting statements of TCO IP. Thus, the market shareholder's equity of TCO IP was kept equal to its book shareholder's equity on the base date of this work.

6.25 According to earlier statements, for purposes of exchange relations, the total net overprice recorded in the investment account maintained in the subsidiary companies in the amount of R$ 19.590 mil (nineteen million, five hundred and ninety thousand reais) was not considered. The value of the below adjustment is already net of this effect.

6.26 Value of the Adjustment: Reduction of R$ 84,573 thousand (eighty four million, five hundred and seventy three thousand reais) in the investment account of TCO.

Other Investments

6.27 Criteria for the Adjustments: Other investments of TCO were scrutinized to assess its possible realization. Investments considered non-realizable had their book balances made void.

6.28 Value of the Adjustment: Reduction of R$ 22 thousand (twenty two thousand reais) in the other investments account of TCO.

Fixed Assets

6.29 Criteria for the Adjustments: Appraised at market value of March 31, 2003, through an Expert Appraisal Opinion prepared by Consult.

6.30 Value of the Adjustment: Reduction of R$ 19,858 thousand (nineteen million, eight hundred and fifty eight thousand reais) in the fixed assets account of TCO.

Social Charges

6.31 Criteria for the Adjustments: Discount of the present value according to their periods of realization, based on the projected CDI for the period (Source: Bacen).

6.32 Value of the Adjustment: Reduction of R$ 43 thousand (forty three thousand reais) in the Social Charges account of TCO.

Suppliers

6.33 Criteria for the Adjustments: Discount of the present value according to their periods of realization, based on the projected CDI for the period (Source: Bacen).

6.34 Value of the Adjustment: Reduction of R$ 192 thousand (one hundred and ninety two thousand reais) in TCO's Suppliers account.

Dividends and Interest Payable on Own Capital

6.35 Criteria for the Adjustments: Discount of the present value according to their periods of realization, based on the projected CDI for the period (Source: Bacen).

6.36 Value of the Adjustment: Reduction of R$ 11,415 thousand (eleven million, four hundred and fifteen thousand reais) in the Payable Dividends account of TCO.

Remaining Goods, Rights and Obligations not Appraisable by Market Prices

6.37 These are items that by their nature, already are defined by their probable realization values.

7 Conclusion

7.1 Based on the objective and scope of this appraisal, the market value of TCO's shareholder' equity on March 31, 2004 is of R$ 1,478,617 mil (one billion, four hundred and seventy eight million, six hundred and seventeen thousand reais), which corresponds to R$ 3.94 (three reais and ninety four cents) per a thousand shares.

7.2 The market values of the goods that are part of the fixed assets of TCO and controlled companies were not subjected to appraisal by KPMG Corporate Finance. We limited our task in compiling the amounts reported in the Expert Appraisal Opinion issued by Consult for this purpose.

7.3 A complete understanding of the conclusion of this report can only be obtained if it and its attachments are read in their entirety. No conclusions should therefore be drawn from a partial reading.

 7.4 KPMG Corporate Finance declares, for the duly purposes, that it does not have any direct or indirect interests in the Company, and additionally, in the operation for which this document is intended.

 7.5 Also, it states that it did not suffer any type of limitation in carrying out this job by the controllers and of the administrators of TCO.

7.6 KPMG Corporate Finance was not hired to update this report after its date of issue.

 Attachment I

 Calculation of the market value of the Shareholder's Equity of Tele Centro Oeste Celular Participações S.A.

Adjustments carried out in the Shareholder's Equity of Tele Centro Oeste Celular Participações S.A.

Book shareholder's equity on March 31, 2004	1.624.602
Main adjustments identified by the independent auditors of TCO in the auditing of the consolidated of this company relative to March 31, 2004	(1.180)
Book shareholder's equity on March 31, 2004 after adjustments	1.623.422
R$ thousand
Assets
Accounts receivable from customers	(1.590)
Recoverable Taxes	(8.286)
Dividends and Interest on Own Capital Receivable	(8.713)
Other Recoverable Values	(13.823)
Investments	(84.573)
Overprice	(19.590)
Other Investments	(22)
Fixed Assets	(19.858)
Liabilities
Social Charges	43
Suppliers	192
Dividends and Interest Payable on Own Capital	11.415
Market shareholder's equity on March 31, 2004	1.478.617

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: June 25, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.